Exhibit 99.2

Auna S.A. and Subsidiaries Condensed Consolidated Interim Financial Statements June 30, 2026

Auna S.A. and Subsidiaries

Condensed Consolidated
Interim Financial Statements

June 30, 2026

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Financial Position
As of June 30, 2026 and December 31, 2025

In thousands of soles	June 30, 2026	December 31, 2025	In thousands of soles	June 30, 2026	December 31, 2025
Assets			Liabilities
Current assets			Current liabilities
Cash and cash equivalents	477,866	335,441	Loans and borrowings	398,958	316,339
Trade accounts receivable	1,137,072	1042,792	Lease liabilities	31,371	29,282
Other assets	266,068	258,511	Trade accounts payable	1,147,115	1,053,395
Inventories	149,293	164,798	Other accounts payable	258,605	225,465
Other investments	3,458	30,237	Provisions	11,618	10,161
Insurance contract assets	7,964	12,778	Derivative financial instruments	34,568	22,903
Total current assets	2,041,721	1,844,557	Insurance contract liabilities	15,462	9,447
			Deferred income	109	98
Non-current assets			Total current liabilities	1,897,806	1,667,090
Trade accounts receivable	456	486
Other assets	27,888	26,910	Non-current liabilities
Investments in associates and joint venture	33,838	29,848	Loans and borrowings	3,207,240	3,216,171
Property, furniture, and equipment	2,394,084	2,287,002	Lease liabilities	92,432	94,237
Intangible assets	2,855,144	2,704,351	Trade accounts payable	825	1,450
Right-of-use assets	113,513	113,116	Other accounts payable	230,080	221,940
Investment properties	6,764	6,340	Derivative financial instruments	30,916	39,647
Derivative financial instruments	53,833	54,036	Deferred tax liabilities	284,299	291,086
Deferred tax assets	267,954	230,716	Deferred income	56	87
Other investments	497	702	Total non-current liabilities	3,845,848	3,864,618
Total non-current assets	5,753,971	5,453,507	Total liabilities	5,743,654	5,531,708

			Equity
			Share capital	17,390	17,389
			Share premium	1,210,778	1,209,715
			Reserves	790,139	566,271
			Retained losses	(158,889)	(192,615)
			Equity attributable to the owner of the Company	1,859,418	1,600,760
			Non-controlling interest	192,620	165,596
			Total equity	2,052,038	1,766,356
Total assets	7,795,692	7,298,064	Total liabilities and equity	7,795,692	7,298,064

1

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income
For the three and six months ended June 30, 2026 and 2025

In thousands of soles	Three-month period ended June 30		Six-month period ended June 30
	2026	2025	2026	2025
Revenue
Insurance revenue	305,305	284,075	602,139	552,202
Healthcare services revenue	846,555	724,583	1,645,205	1,419,059
Sale of medicines	86,314	85,280	168,406	164,546
Total revenue from contracts with customers	1,238,174	1,093,938	2,415,750	2,135,807
Cost of sales and services	(795,908)	(659,540)	(1,542,425)	(1,319,788)
Gross profit	442,266	434,398	873,325	816,019
Selling expenses	(61,701)	(54,221)	(123,970)	(107,827)
Administrative expenses	(231,600)	(208,180)	(445,714)	(390,632)
(Loss) reversal for impairment of trade receivables	467	(7,693)	(8,048)	(23,344)
Other income	12,623	12,056	21,321	21,318
Operating profit	162,055	176,360	316,914	315,534
Finance income	4,540	5,374	8,260	11,087
Finance income from exchange difference	-	68,419	-	105,516
Finance costs	(117,878)	(120,273)	(236,109)	(243,502)
Finance costs from exchange difference	7,911	-	(18,514)	-
Net finance cost	(105,427)	(46,480)	(246,363)	(126,899)
Share of profit of equity-accounted investees	2,474	2,402	5,013	5,174
Profit before tax	59,102	132,282	75,564	193,809
Income tax expense	(26,409)	(48,260)	(33,384)	(71,824)
Profit for the period	32,693	84,022	42,180	121,985
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Cash flow hedges	11,954	(14,115)	3,223	(31,494)
Foreign operations – foreign currency translation differences	88,422	48,714	236,502	67,243
Other investments at FVOCI – net change in fair value	54	(158)	(185)	626
Income tax	(2,401)	3,775	(932)	9,262
Other comprehensive income for the period, net of tax	98,029	38,216	238,608	45,637
Total comprehensive income for the period	130,722	122,238	280,788	167,622
Income attributable to:
Owner of the Company	29,434	81,981	35,982	117,407
Non-controlling interest	3,259	2,041	6,198	4,578
	32,693	84,022	42,180	121,985
Total comprehensive income attributable to:
Owner of the Company	117,908	121,697	253,764	160,524
Non-controlling interest	12,814	541	27,024	7,098
	130,722	122,238	280,788	167,622
Earnings per share
Basic earnings per share	0.40	1.11	0.49	1.59
Diluted earnings per share	0.40	1.10	0.48	1.58

2

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Equity
For the six months ended June 30, 2026 and 2025

		Equity attributable to the owner of the Company
In thousands of soles	Share capital	Share premium	Other capital reserve	Translation reserve	Cost of hedging reserve	Hedging reserve	Merger and other reserves	Share- based payment reserve	Retained earnings (losses)	Total	Non- controlling interest	Total equity
Balances as of December 31, 2024	17,387	1,208,586	93,012	(232,770)	15,392	(36,494)	676,491	9,145	(273,533)	1,477,216	145,724	1,622,940
Balances as of January 1, 2025	17,387	1,208,586	93,012	(232,770)	15,392	(36,494)	676,491	9,145	(273,533)	1,477,216	145,724	1,622,940
Profit for the period	-	-	-	-	-	-	-	-	117,407	117,407	4,578	121,985
Other comprehensive income for the period	-	-	-	64,723	(32,691)	10,459	626	-	-	43,117	2,520	45,637
Total comprehensive income for the period	-	-	-	64,723	(32,691)	10,459	626	-	117,407	160,524	7,098	167,622
Issuance of shares	2	1,129	-	-	-	-	-	(1,131)	-	-	-	-
Equity-settled share-based payment	-	-	-	-	-	-	-	5,452	-	5,452	-	5,452
Total transactions with the owner of the Company	2	1,129	-	-	-	-	-	4,321	-	5,452	-	5,452
Balances as of June 30, 2025	17,389	1,209,715	93,012	(168,047)	(17,299)	(26,035)	677,117	13,466	(156,126)	1,643,192	152,822	1,796,014
Balances as of December 31, 2025	17,389	1,209,715	109,708	(148,652)	(21,146)	-	607,155	19,206	(192,615)	1,600,760	165,596	1,766,356
Profit for the period	-	-	-	-	-	-	-	-	35,982	35,982	6,198	42,180
Other comprehensive income for the period	-	-	-	215,676	6,729	(4,438)	(185)	-		217,782	20,826	238,608
Total comprehensive income for the period	-	-	-	215,676	6,729	(4,438)	(185)	-	35,982	253,764	27,024	280,788
Issuance of shares	1	1,063	-	-	-	-	-	(1,064)	-		-	-
Equity-settled share-based payment	-	-	-	-	-	-	-	4,894	-	4,894	-	4,894
Transfer to legal reserve	-	-	2,256	-	-	-	-		(2,256)	-	-	-
Total transactions with the owner of the Company	1	1,063	2,256	-	-	-	-	3,830	(2,256)	4,894	-	4,894
Balances as of June 30, 2026	17,390	1,210,778	111,964	67,024	(14,417)	(4,438)	606,970	23,036	(158,889)	1,859,418	192,620	2,052,038

3

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows
For the six months ended June 30, 2026 and 2025

	Six-month period ended June 30
In thousands of soles	2026	2025
Cash flows from operating activities
Profit for the period	42,180	121,985
Adjustments for:
Depreciation	59,808	57,014
Depreciation of right-of-use assets	14,152	13,855
Amortization	42,241	37,818
Impairment of inventories	446	120
Equity-settled share-based payment transactions	4,894	5,452
Gain on disposal of property, furniture, and equipment	246	301
Impairment of trade receivables	8,048	23,344
Share of profit of equity-accounted investees	(5,013)	(5,174)
Provisions	2,286	1,050
Finance income	(8,260)	(116,603)
Finance costs	254,623	243,502
Tax expense	33,384	71,824
Net changes in assets and liabilities:
Trade accounts receivable and other assets	(28,608)	(83,491)
Inventories	25,210	6,655
Trade accounts payable and other accounts payable	52,130	(24,493)
Provisions and other reserves	(1,430)	(3,401)
Insurance contract liabilities, net	10,945	1,184
Cash generated from operating activities	507,282	350,942
Income tax paid	(74,528)	(108,656)
Interest received	8,279	8,937
Net cash from operating activities	441,033	251,223
Cash flows from investing activities
Payment for accounts payable to former shareholder	(5,985)	(20,539)
Purchase of properties, furniture, and equipment	(37,415)	(47,957)
Proceeds from sale of property, furniture, and equipment	2	72
Purchase of intangibles	(27,287)	(34,337)
Dividends from equity-accounted investees	1,626	2,147
Purchase of other investments, net of sales	28,504	(8,095)
Net cash used in investing activities	(40,555)	(108,709)
Cash flows from financing activities
Proceeds from loans and borrowings	200,643	821,530
Payment for loans and borrowings	(249,804)	(784,875)
Payment for lease liabilities	(21,261)	(22,411)
Penalty paid for debt prepayment	(163)	(81)
Payment for derivatives premiums	(14,913)	(14,898)
Interest paid	(174,527)	(204,576)
Proceeds from settlement of derivatives - interest rate swaps	(11,339)	(3,482)
Net cash used in financing activities	(271,364)	(208,793)
Net increase (decrease) in cash and cash equivalents	129,114	(66,279)
Cash and cash equivalents at January 1	335,441	235,745
Effect of movements in exchange rates on cash held	13,311	5,195
Cash and cash equivalents at June 30	477,866	174,661
Transactions not representing cash flows
Assets acquired through finance lease and other financing	10,496	774
Assets acquired from suppliers in installments	669	(11,230)

4

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2026

Operating Segments

A.	Basis for segmentation

The Group has determined four reportable segments. These operating segments are components of a company about which separate financial information is available that is regularly evaluated by the Board of Directors (Chief operating decision maker) in deciding how to allocate resources and assess performance.

The following summary describes the operations of each reportable segment.

Reportable segments	Operations
Oncosalud Peru	Including our prepaid oncologic healthcare plans and healthcare services related to the treatment of cancer.
Healthcare services in Peru	Corresponds to medical services within the network of clinics and health centers in Peru.
Healthcare services in Colombia	Corresponds to medical services within the network of clinics and health centers in Colombia.
Healthcare services in Mexico	Corresponds to medical services within the network of clinics and health centers, and the insurance business in Mexico.

B.	Information about reportable segments

Information related to each reportable segment is set out below. Segment profit (loss) before tax is used to measure performance because the chief operating decision maker believes that this information is the most relevant for the Group.

5

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2026

For the three months period ended June 30, 2026:

In thousands of soles	Reportable segments
	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2026
External revenues	304,375	207,987	425,738	300,074	1,238,174	-	1,238,174
Inter-segment revenue (i)	13,120	88,049	1,366	-	102,535	(102,535)	-
Segment revenue	317,495	296,036	427,104	300,074	1,340,709	(102,535)	1,238,174
External cost of service	(91,952)	(201,404)	(324,922)	(177,630)	(795,908)	-	(795,908)
Inter-segment cost of service (i)	(84,065)	(12,127)	-	-	(96,192)	96,192	-
Segment cost of service	(176,017)	(213,531)	(324,922)	(177,630)	(892,100)	96,192	(795,908)
Gross profit	141,478	82,505	102,182	122,444	448,609	(6,343)	442,266
External selling expenses	(49,905)	(6,874)	(1,355)	(3,662)	(61,796)	95	(61,701)
Segment selling expenses	(49,905)	(6,874)	(1,355)	(3,662)	(61,796)	95	(61,701)
External administrative expenses	(19,813)	(33,806)	(62,936)	(72,712)	(189,267)	-	(189,267)
Inter-segment administrative expenses	(1,081)	(726)	-	-	(1,807)	1,807	-
Corporate expenses	(19,208)	(16,231)	(4,561)	(3,184)	(43,184)	851	(42,333)
Segment administrative expenses	(40,102)	(50,763)	(67,497)	(75,896)	(234,258)	2,658	(231,600)
Impairment losses on trade receivables	(489)	(3,315)	4,662	(390)	468	(1)	467
Other income	654	1,954	4,417	9,112	16,137	(3,514)	12,623
Inter-segment other income	3,420	245	-	-	3,665	(3,665)	-
Other income	4,074	2,199	4,417	9,112	19,802	(7,179)	12,623
Segment operating profit (loss)	55,056	23,752	42,409	51,608	172,825	(10,770)	162,055
Share of profit of equity accounted investees, net of taxes	867	-	1,607	-	2,474	-	2,474
Exchange difference, net	381	582	28,273	(1,143)	28,093	(20,182)	7,911
Interest expense, net	(3,762)	(4,631)	(25,970)	(43,441)	(77,804)	(35,534)	(113,338)
Segment profit (loss) before tax	52,542	19,703	46,319	7,024	125,588	(66,486)	59,102
Other disclosures
Depreciation and amortization	(10,488)	(10,718)	(11,635)	(23,353)	(56,194)	(2,515)	(58,709)
Capital expenditure	(4,896)	(9,649)	(7,833)	(13,065)	(35,443)	(5,227)	(40,670)
Segment assets	42,489	7,583	155,826	7,737	213,635	(105,734)	107,901
Segment liabilities	5,694	(2,897)	63,100	3,854	69,751	(95,535)	(25,784)

6

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2026

For the three months period ended June 30, 2025:

In thousands of soles	Reportable segments
	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2025
External revenues	274,166	199,896	346,223	273,653	1,093,938	-	1,093,938
Inter-segment revenue (i)	11,884	69,099	-	-	80,983	(80,983)	-
Segment revenue	286,050	268,995	346,223	273,653	1,174,921	(80,983)	1,093,938
External cost of service	(74,535)	(183,134)	(247,731)	(154,140)	(659,540)	-	(659,540)
Inter-segment cost of service (i)	(72,328)	(7,562)	-	-	(79,890)	79,890	-
Segment cost of service	(146,863)	(190,696)	(247,731)	(154,140)	(739,430)	79,890	(659,540)
Gross profit	139,187	78,299	98,492	119,513	435,491	(1,093)	434,398
External selling expenses	(46,431)	(4,839)	(1,408)	(2,543)	(55,221)	1,000	(54,221)
Segment selling expenses	(46,431)	(4,839)	(1,408)	(2,543)	(55,221)	1,000	(54,221)
External administrative expenses	(18,742)	(29,472)	(50,277)	(60,424)	(158,915)	-	(158,915)
Inter-segment administrative expenses	(2,330)	(1,849)	-	-	(4,179)	4,179	-
Corporate expenses	(17,824)	(17,446)	(2,878)	(1,715)	(39,863)	(9,402)	(49,265)
Segment administrative expenses	(38,896)	(48,767)	(53,155)	(62,139)	(202,957)	(5,223)	(208,180)
Impairment losses on trade receivables	(701)	(4,653)	(2,049)	(408)	(7,811)	118	(7,693)
Other income	(2,242)	1,211	4,435	5,615	9,019	3,037	12,056
Inter-segment other income	6,262	470	-	-	6,732	(6,732)	-
Other income	4,020	1,681	4,435	5,615	15,751	(3,695)	12,056
Segment operating profit (loss)	57,179	21,721	46,315	60,038	185,253	(8,893)	176,360
Share of profit of equity accounted investees, net of taxes	819	-	1,583	-	2,402	-	2,402
Exchange difference, net	597	1,410	15,299	14128	31,434	36,985	68,419
Interest expense, net	(4,438)	(11,047)	(23,449)	(39,988)	(78,922)	(35,977)	(114,899)
Segment profit (loss) before tax	54,157	12,084	39,748	34,178	140,167	(7,885)	132,282
Other disclosures
Depreciation and amortization	(8,689)	(12,050)	(10,014)	(21,849)	(52,602)	(2,701)	(55,303)
Capital expenditure	(4,799)	(7,505)	(5,204)	(11,766)	(29,274)	(2,321)	(31,595)
Segment assets	26,989	6,960	(6,462)	141,502	168,989	(72,273)	96,716
Segment liabilities	(9,097)	18,253	(121,411)	65,370	(46,885)	18,636	(28,249)

7

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2026

For the six months period ended June 30, 2026:

In thousands of soles	Reportable segments
	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2026
External revenues	603,799	408,538	824,321	579,092	2,415,750	-	2,415,750
Inter-segment revenue (i)	27,223	168,968	2,788	-	198,979	(198,979)	-
Segment revenue	631,022	577,506	827,109	579,092	2,614,729	(198,979)	2,415,750
External cost of service	(179,528)	(395,233)	(628,096)	(339,568)	(1,542,425)	-	(1,542,425)
Inter-segment cost of service (i)	(165,632)	(25,231)	-	-	(190,863)	190,863	-
Segment cost of service	(345,160)	(420,464)	(628,096)	(339,568)	(1,733,288)	190,863	(1,542,425)
Gross profit	285,862	157,042	199,013	239,524	881,441	(8,116)	873,325
External selling expenses	(103,724)	(12,622)	(2,533)	(5,989)	(124,868)	898	(123,970)
Segment selling expenses	(103,724)	(12,622)	(2,533)	(5,989)	(124,868)	898	(123,970)
External administrative expenses	(38,610)	(66,136)	(117,875)	(140,012)	(362,633)	-	(362,633)
Inter-segment administrative expenses	(1,982)	(2,790)	-	-	(4,772)	4,772	-
Corporate expenses	(36,610)	(31,063)	(8,056)	(6,355)	(82,084)	(997)	(83,081)
Segment administrative expenses	(77,202)	(99,989)	(125,931)	(146,367)	(449,489)	3,775	(445,714)
Impairment losses on trade receivables	(672)	(4,299)	(1,168)	(1,909)	(8,048)	-	(8,048)
Other income	1,090	3,323	5,914	15,499	25,826	(4,505)	21,321
Inter-segment other income	6,754	464	-	-	7,218	(7,218)	-
Other income	7,844	3,787	5,914	15,499	33,044	(11,723)	21,321
Segment operating profit (loss)	112,108	43,919	75,295	100,758	332,080	(15,166)	316,914
Share of profit of equity accounted investees, net of taxes	1,596	-	3,417	-	5,013	-	5,013
Exchange difference, net	(3,616)	(708)	38,285	(1,110)	32,851	(51,365)	(18,514)
Interest expense, net	(9,067)	(10,196)	(51,874)	(88,511)	(159,648)	(68,201)	(227,849)
Segment profit (loss) before tax	101,021	33,015	65,123	11,137	210,296	(134,732)	75,564
Other disclosures
Depreciation and amortization	(21,011)	(21,431)	(22,554)	(46,137)	(111,133)	(5,068)	(116,201)
Capital expenditure	(13,479)	(15,789)	(11,866)	(24,807)	(65,941)	(8,588)	(74,529)
Segment assets	2,449,683	1,037,933	2,810,575	3,284,929	9,583,120	(1,787,428)	7,795,692
Segment liabilities	1,086,386	605,728	1,528,683	2,033,905	5,254,702	488,952	5,743,654

8

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2026

For the six months period ended June 30, 2025:

In thousands of soles	Reportable segments
	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2025
External revenues	546,989	387,273	685,016	516,529	2,135,807	-	2,135,807
Inter-segment revenue (i)	19,837	145,142	-	-	164,979	(164,979)	-
Segment revenue	566,826	532,415	685,016	516,529	2,300,786	(164,979)	2,135,807
External cost of service	(152,822)	(355,430)	(498,866)	(312,670)	(1,319,788)	-	(1,319,788)
Inter-segment cost of service (i)	(147,228)	(15,185)	-	-	(162,413)	162,413	-
Segment cost of service	(300,050)	(370,615)	(498,866)	(312,670)	(1,482,201)	162,413	(1,319,788)
Gross profit	266,776	161,800	186,150	203,859	818,585	(2,566)	816,019
External selling expenses	(91,422)	(9,987)	(2,667)	(4,733)	(108,809)	982	(107,827)
Segment selling expenses	(91,422)	(9,987)	(2,667)	(4,733)	(108,809)	982	(107,827)
External administrative expenses	(38,247)	(57,778)	(95,746)	(112,077)	(303,848)	-	(303,848)
Inter-segment administrative expenses	(2,433)	(3,498)	-	-	(5,931)	5,931	-
Corporate expenses	(33,499)	(32,811)	(5,754)	(3,450)	(75,514)	(11,270)	(86,784)
Segment administrative expenses	(74,179)	(94,087)	(101,500)	(115,527)	(385,293)	(5,339)	(390,632)
Impairment losses on trade receivables	(1,108)	(9,649)	(11,653)	(919)	(23,329)	(15)	(23,344)
Other income	1,091	3,101	5,636	11,380	21,208	110	21,318
Inter-segment other income	6,262	470	-	-	6,732	(6,732)	-
Other income	7,353	3,571	5,636	11,380	27,940	(6,622)	21,318
Segment operating profit (loss)	107,420	51,648	75,966	94,060	329,094	(13,560)	315,534
Share of profit of equity accounted investees, net of taxes	1,928	-	3,246	-	5,174	-	5,174
Exchange difference, net	(311)	3,066	40,917	13,285	56,957	48,559	105,516
Interest expense, net	(10,468)	(20,995)	(47,891)	(86,467)	(165,821)	(66,594)	(232,415)
Segment profit (loss) before tax	98,569	33,719	72,238	20,878	225,404	(31,595)	193,809
Other disclosures
Depreciation and amortization	(17,348)	(23,572)	(19,822)	(42,626)	(103,368)	(5,319)	(108,687)
Capital expenditure	(8,885)	(24,085)	(7,830)	(26,774)	(67,574)	(4,264)	(71,838)
Segment assets	2,304,874	1,048,309	2,334,779	3,122,367	8,810,329	(1,643,202)	7,167,127
Segment liabilities	1,086,999	656,296	1,231,932	1,890,495	4,865,722	505,391	5,371,113

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Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2026

(i)	Inter-segment cost of service (claims expense) from the Oncosalud Peru segment and intersegment revenue from our Healthcare Services in Peru segment are presented on a gross basis by adding the corresponding profit margin markup by our Healthcare Services in Peru segment and vice versa. Likewise, our Oncosalud Peru segment consolidates Oncocenter Peru S.A.C., a subsidiary providing healthcare services related to the exclusive treatment of cancer. In the separate financial statements of Oncocenter Peru S.A.C., the revenue mainly consists of the insurance claims expense recorded as cost of sales in the separate financial statements of Oncosalud S.A.C., our insurance subsidiary that is also consolidated in Oncosalud Peru segment. In the segment consolidation process the related revenues from such healthcare services are eliminated with the corresponding claims expense of our insurance subsidiary Oncosalud S.A.C., while the external cost (third parties) of services incurred by Oncocenter Peru S.A.C. remains.

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